U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-34661

Dehaier Medical Systems Limited

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant previously filed this Report on Form 6-K on August 26, 2013 (Accession Number 0001144204-13-047872) to report its financial results for the six months ended June 30, 2013 and to discuss its recent corporate developments. The Registrant has not made any changes to this Report on Form 6-K and is re-filing this Form 6-K for the sole purpose of incorporating the information contained in such Report by reference into the Registration Statement on Form S-3, File No. 333-178268. The Form 6-K continues to speak as of the date of its initial filing.

DEHAIER MEDICAL SYSTEMS LIMITED

FORM 6-K/A

INDEX

Special Note Regarding Forward-Looking Statements	ii
Management’s Discussion and Analysis of Financial Condition and Results of Operations	1
Exhibits	5
Financial Statements	F-1

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Special Note Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•	projections of revenue, earnings, capital structure and other financial items;

•	statements of our plans and objectives;

•	statements regarding the capabilities and capacities of our business operations;

•	statements of expected future economic performance; and

•	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update this forward-looking information. Nonetheless, the Company reserves the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the company’s financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. In this report, the terms “we,” “the Company” and “our” refer to Dehaier Medical Systems Limited, a British Virgin Islands company (“Dehaier”), Beijing Dehaier Technology Company Limited, our variable interest entity in the People’s Republic of China (“BTL”) and Beijing Dehaier Medical Technology Company Limited, our operating subsidiary in the People’s Republic of China (“BDL”). This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

This section should be read together with the condensed consolidated financial statements and related notes thereto attached as an exhibit to this report on Form 6-K.

Overview

We are a company in the business of developing and distributing medical devices. We have focused primarily on the respiratory and oxygen homecare industry since 2006.

We design, develop and market our own branded products and medical components. Since we do not operate any fully scaled manufacturing facilities, we contract some of the medical components to outside manufacturers in China. Most of our branded products require light assembly by us before distribution.

We also distribute products designed and manufactured by other companies. We broaden our product portfolio through distribution agreements with international manufacturers, and most of the products we distribute are imported. Our distribution offerings are mostly medical equipment used in the operating room, the intensive care unit (“ICU”) and the emergency room.

While we sell our products primarily through distributors, we also make direct sales to hospitals, clinics and government health bureaus. We continue to further our market reach by introducing newer and more advanced product lines that address different end-user needs.

Recent Business Developments

•	In January 2013, the Company won a bid to implement a government procurement project to provide Color Doppler Ultrasound machines to county hospitals and clinics in Guizhou, China.
•	In February 2013, the Company assisted Mindray Medical with a national medical procurement bid for 79 units of Mindray's M7 color Doppler ultrasound machines.
•	In April 2013, the Company became the exclusive after-sales service agent of Heyer Medical AG ("Heyer") for its anesthesia machine and ultrasound nebulizer products.
•	In May 2013, the Company entered into a strategic cooperation agreement with WideMed Ltd. (TASE:WDMD), a leading Israeli company engaged in the research, development and sale of innovative products for the growing bio-medical signal diagnostics and treatment market, to become WideMed's exclusive partner in China to market the Morpheus Ox System, a cost-effective, portable home sleep diagnostic and monitoring solution which enables to diagnose sleep disorders using a standard oximeter recording plethysmograph signal.

Growth Strategies

We plan to build our brand name domestically as both a distributor and a trusted partner by leveraging our relationships with healthcare professionals, agents and other downstream distributors, maintaining and expanding our customer base, and promoting steady business growth.

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We plan to broaden the portfolio of products we distribute for other companies by cooperating with additional internationally recognized medical equipment manufacturers. We also intend to take advantage of our well-established distribution network to grow sales revenues. By actively participating in state-level contracted healthcare programs, we will continue to expand our key account business and build a higher level of contact and relationships with the government and other healthcare industrial insiders.

We plan to expand our product portfolio through continued investment in research and development and pursuing attractive opportunities to acquire complementary products and technologies. We will establish an efficient and innovative sleep diagnostic system by developing advanced technologies, continuously strong efforts in research and development of proprietaries and will broaden the market by seeking cooperation with first-class sleep centers in nationwide.

We will continue developing sleep respiratory and oxygen therapy business domestically. We will launch a series of product combinations to address the each specific market of oxygen therapy, including emergency treatment, disaster relief and homecare oxygen therapy services.

We will continue to expand into overseas markets and establish a distribution network, through distribution agreements, OEM partnerships and direct sales force efforts. We will build our brand name by actively participating in international trade shows and other marketing activities. To the extent we have adequate demand for our sleep respiratory and oxygen therapy products abroad, we will continue seeking regulatory approval to sell these products in the United States and Europe.

Results of Operations

Overview

For the six ended June 30, 2013 and 2012, our total revenues amounted to approximately $8.33 million and $10.30 million, respectively. Our revenues are subject to value added tax (“VAT”), sales returns and trade discounts. We deduct these amounts from our gross revenues to arrive at our total revenues. Our net income attributable to Dehaier for the six ended June 30, 2013 and 2012 was approximately $1.53 million and $1.82 million, respectively. While we continuously developed our sales channels on traditional medical device sales, in recent months, we also began adjusting our strategy to expand into government procurement projects and the burgeoning sleep respiratory and oxygen therapy market. Because the company reduced the marketing expenses for traditional medical device business and invested additional resources to develop our sleep respiratory business, our revenues and net income are lower than during the same period in 2012. Although the sleep respiratory business is still at a relatively early stage, we expect the sleep respiratory business to drive top-line growth in our revenue in the near future.

Factors Affecting Our Results of Operations – Generally

We believe the most significant factors that directly or indirectly affect our revenues and net income are:

•	the level of acceptance of our products among hospitals and other healthcare facilities;

•	our ability to price our products at levels that provide favorable margins;

•	new products introduced by us and our competitors;

•	our ability to attract and retain distributors and key customers;

•	our continued investment in research and development activities and our retention of key employees;

•	changes in China’s macro-economic environment and healthcare-related government policies and legislation; and

•	global economic conditions.

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Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012.

We believe that historical period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

Revenues

Our total revenues decreased by 19.16% from $10.30 million for the six months ended June 30, 2012 to $8.33 million for the six months ended June 30, 2013. In the first half of 2013, we continuously developed our sales channels for traditional medical devices sales. At the same time, we also began to adjust our operating strategy to expand into government procurement projects and the burgeoning sleep respiratory and oxygen therapy market. Because the company reduced the marketing expenses in its traditional medical device business and invested additional resources to develop its sleep respiratory business, our revenues and net income are lower than during the same period in 2012.

Cost of Revenues

Our cost of revenues decreased by 19.91% from $6.32 million for the six months ended June 30, 2012 to $5.06 million for the six months ended June 30, 2013. Our gross margin increased slightly mainly because our efforts to pursue better sales price and manage our inventory and costs allowed us to decrease our cost of revenues at largely in line with our decrease in revenues.

Gross Profit

Our gross profit decreased from $3.98 million in the six months ended June 30, 2012 to $3.27 million in the same period of 2013, while our gross margin increased slightly from 38.66% in 2012 to 39.23% in 2013 due to the faster decrease in cost than revenues. Management believes the Company’s gross margin is likely to remain relatively stable over the near term.

SG&A Expenses

Our operating expenses decreased by 15.45% from $1.69  million for the six months ended June 30, 2012 to $1.43 million for the six months ended June 30, 2013. We analyzed our six months operating expenses by general and administrative expenses and selling expenses in the following parts.

SG&A Expenses—General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits and related costs for our administrative personnel and management, and expenses associated with our research and development, registration of patent and intellectual property rights in China and abroad.

Our general and administration expenses decreased by 15.83% from $1.03 million for six months ended June 30, 2012 to $0.87 million for the six months ended June 30, 2013, mainly because the reduction of professional service fees.

We expect our general and administration expenses to increase in the near future as a result of further R&D expenditures.

SG&A Expenses - Selling Expenses

Our selling expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions, and costs associated with advertising and other marketing activities. Our selling expenses decreased by 14.87% from $0.66 million for the six months ended June 30, 2012 to $0.56 million for the six months ended June 30, 2013. These selling expense decreases are a result of operating efficiency improvements as we have reduced the expenses of attending medical device exhibitions ,and we encouraged our sales staff to maintain business relationships with distributors and clients via telephone instead of business travels where possible. We expect our selling expenses will grow in absolute amount and as a percentage of our revenues as we invest in strengthening our distribution network, growing relationships with our customers, developing the sleep respiratory device market (in particular our sleep respiratory initiative) and driving top-line growth in these areas.

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Operating Income

As a result of the foregoing, we generated operating income of approximately $1.91 million in the six months ended June 30, 2013, compared to approximately $2.38 million in the same period of 2012. Operating income decreased by 19.67%, mainly because of the reduced revenues.

Taxation

Our income tax expense was approximately $0.31 million in the six months ended June 30, 2013, compared to approximately $0.42 million in the same period of 2012, primarily due to a decrease in our taxable income.

Net Income

Our net income was approximately $1.52 million in the six months ended June 30, 2013, compared to approximately $1.81 million in 2012, a decrease by 16.13%, mainly because of the decrease of revenues. After deduction of non-controlling interest in income, net income attributable to Dehaier was approximately $1.53 million and $1.82 million in the six months ended June 30, 2013 and 2012, respectively .

Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2013, we had $1,343,246 cash and cash equivalents. As a result of the total cash activities, net cash decreased from $3,505,330 at December 31, 2012, mainly because we invested in purchasing manufacturing equipment and devices for our future development of sleep respiratory business. We believe that our currently available working capital of $30,035,112, including cash, should be adequate to meet our anticipated cash needs and sustain our current operations for at least 12 months. To the extent we engage in acquisitions or other business expansion in the future, we will need to rely on a variety of sources of funding, including but not limited to operating cash and debt or equity financings.

Operating Activities

Net cash used in operating activities was $1,075,079 for the six months ended June 30, 2013, as compared to $767,199 used in operating activities for the same period in 2012. The reasons for this change are mainly as follows:

(i)	For the six months ended June 30, 2012, accounts receivable increased by $282,688, while in the same period of 2013, it increased by $812,221 . This difference of increase in accounts receivable of $529,533 is attributable to the better credit terms and prices provided to our customers for pursuing sales contracts.
(ii)	For the six months ended June 30, 2012, prepayments and other current assets increased by $522,831, while in the same period of 2013, it increased by $3,268,571. This aggregate increase of $2,745,740 in prepayments and other current assets is mainly due to the Company’s decision to lock in supply costs by prepaying certain amounts in order to avoid increases in raw materials prices.
(iii)	For the six months ended June 30, 2012, other receivables increased by $1,670,623, while in the same period of 2013, other receivables decreased by $215,085. This aggregate decrease of $1,885,708 in other receivables represents contract deposits for large contracts that we are required to make to secure performance under the contract, and we have enhanced the collection of contract deposits.
(iv)	For the six months ended June 30, 2012, inventories decreased by $733,009, while in the same period of 2013, inventories increased by $18,953. This aggregate increase of $751,962 in inventories is mainly because the turnover slightly slowed in the second quarter of 2013.

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Investing Activities

Net cash used in investing activities for the six months ended June 30, 2013 was $1,115,276, compared to $2,405,707 for the same period of 2012. The cash used in investing activities was mainly attributable to capital expenditures for manufacturing equipment and devices.

Financing Activities

For the six months ended June 30, 2013, we repaid $2,410,176 of short-term borrowings and entered into a new loan agreement for $2,413,250. The net amount provided by financing activities was $3,074 at June 30, 2013.

Capital Expenditures

We made capital expenditures of approximately $1.12 million and $2.41 million in the first half year of 2013 and 2012, respectively. In 2012, our capital expenditures were generally used to obtain software copyrights, while in 2013, our capital expenditures were mainly used to purchase machinery for our product line.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2013 and 2012

99.2	Press release dated August 26, 2013 regarding first half year 2013 operating results

101.INS	XBRL Instance Document (4)

101.SCH	XBRL Taxonomy Extension Schema Document (4)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (4)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document (4)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (4)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (4)

(1)	Incorporated by reference to the registrant’s registration statement on Form S-1, File no. 333-163041, filed on November 12, 2009, as amended.
(2)	Filed herewith.
(3)	Incorporated by reference to the registrant’s annual report on Form 10-K, File no. 001-34661, filed on September 30, 2010.
(4)	Furnished herewith. In accordance with Rule 406T of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

February 21, 2014	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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